Jushi Holdings Inc.
301 Yamato Road, Suite 3250
Boca Raton, FL 33431

August 1, 2024

Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jenn Do
Kevin Vaughn

RE:	Jushi Holdings Inc.
Form 10K for the Year Ended December 31, 2023
Filed April 1, 2024
File No. 000-56468

Ladies and Gentlemen:

This letter is being submitted by Jushi Holdings Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Year Ended December 31, 2023 (the “10-K”) filed April 1, 2024, as set forth in your letter dated July 18, 2024 (the “Comment Letter”).

The text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the Staff’s comments or our responses refer to the 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 62

1We noted the proposed revisions in your response to the first bullet of prior comment one. In order to give the reader sufficient information to gauge the impact of the factors you have cited, please revise your future filings to quantify the respective dollar amount of the declines of retail revenue in each of Illinois and Pennsylvania. Similarly, quantify the respective increases in retail revenue from the opening of dispensaries in each of Virginia and Ohio. Similarly revise your discussions of the changes in wholesale revenue to quantify the impact of the advancements that led to diversified wholesale product offerings by quantifying revenue from the new products introduced in 2023. Otherwise, provide quantification of the metric you view best reflects these changes.

RESPONSE: With respect to the request to provide respective dollar amounts quantifying the declines of retail revenue in each of Illinois and Pennsylvania and the increases attributable to the opening of dispensaries in each of Virginia and Ohio, the Company respectfully submits that it believes that the proposed quantification of the impact of the factors listed by percentages over the prior period gives the reader all material information about the directional magnitude of the changes as is necessary to understand both qualitatively and quantitatively the underlying reasons for the material changes in retail revenue. Providing specific detail on revenue by individual or groups of stores or by states would be competitively harmful to the Company, and we do not publicly disclose such information otherwise. Further, we have reviewed competitor filings and have noted that detail of revenue by individual or groups of stores is not disclosed which would put us at a further competitive disadvantage were the Company to disclose it.

With respect to the request regarding changes in wholesale revenue, please note that wholesale revenue is derived from the five states in which we are vertically integrated. During 2022 and into 2023, our cultivation and processing facilities were in the developmental stages. During that time, there was limited availability of product to sell to third parties as we prioritized supplying our own retail stores. As the Company’s cultivation and processing facilities advanced, our quality and quantity improved, our costs were reduced and we were in a position to sell to third parties which generated the increase in wholesale revenue in 2023. We acknowledge the Staff’s comment and future filings will be revised as appropriate to quantify, to the extent possible, the factors we identify as the reasons for any material changes pursuant to Item 303 of Regulation S-K.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Michelle Mosier at (561) 617-9100 or mmosier@jushico.com

Sincerely,

Jushi Holdings Inc.

/s/ Michelle Mosier
Michelle Mosier
Chief Financial Officer

cc:	James Cacioppo, Jushi Holdings Inc.
Tobi Lebowitz, Jushi Holdings Inc.